tyme

The Next Evolution of Point-of-Sale

The Evolution Of “POS”

Mid 1970’s:
IBM introduces the first electronic cash register (ECR), the first computer based system used by the restaurant industry.



2000:
The first tablet is created by Microsoft and produced by Lenovo.

2010:
The first iPad based Point-of-Sale products came to market.



The Future:

Consumer-Centric,
Customized, AI-Driven
Self-Service POS

The Evolution Of "Payments"

1784:
The Bank of New York begins issuing checks.

1913:
The current United States Bank Notes (federal reserve notes) are authorized.

1967:
The worlds first cash machine arrives.



1958:
Bank of America issues first modern-day credit card. The card became Visa in 1977.

1978:
First National Bank of Seattle issue the first debit card to business executives.


VISA
VISA
MasterCard
VISA

1998:
PayPal is founded.

2011:
Google Wallet is released.

2014:
Apple Pay is launched.

2014 - 2018:
Cloud-based POS displaces legacy POS in both SMBs and Enterprise


PayPal
9126

The Future:

Consumer-Centric, Customized, AI-Driven Self-Service POS

So, What's The Problem?

Time wasted in-store/online

Generation Z's are 50% more likely to choose a merchant with self-service ordering options due to the lack of patience and need for speed.

No memorable experiences

61% of adults say they would rather spend money with a merchant that provides an experience.

Disparate Systems

"I've been to one restaurant where they were juggling seven different iPads [for the various delivery apps] behind the counter, and the poor manager was about to have a complete meltdown."

Consumers expect customization

- 79% of millennial shoppers assert that customized offers can up their willingness to make a purchase.
- 70% of consumers want restaurant apps to engage with them on a personal level.

Adoption of mobile wallets, no loyalty aggregation

- Only 12% of restaurants offer mobile pay.
- 57% of people who enjoy loyalty programs often abandon them because it takes too long to earn points or a reward.

No entity has been able to use a brand-centric approach to drive universal acceptance of any particular payment/commerce solution

“While Millennials came of age in the world of restaurant technology, there was a time when they can remember being without it. Not so with Gen Z—they grew up in a world where you can pay for practically everything from your phone or on an iPad and they expect the coffee shops they frequent to accommodate.”

“Gen Z’ers don’t just see tech as a way to share a picture of their burger or sushi. It’s an avenue toward customization and convenience… they’d rather pay with debit cards, Venmo, or Apple Pay than cash.” If you only take cash, expect some Gen Z’ers to turn right back around and leave because so much of their life hasn’t required it.”

How Will You Solve These Problems?

Save time/improve accuracy

Consumers can order on their own terms, whenever and wherever they are, all on one platform.

Focus on the experience

Merchants can re-allocate their resources to providing a better customer experience and optimize their bottom line.

One system for all

Aggregate in-store, pickup and delivery into one system improving order processes and kitchen efficiency.

Your world, customized

Your virtual cashier (powered by Bruno (behaviorial + AI engine) will present you with an interactive, customizable menu.

Loyalty, all-in-one

Loyalty and rewards aggregated across all brands you love.

A single mobile app that serves as a universal commerce portal for all merchants and all consumers

- Customized for each merchant dynamically to preserve the merchant's brand and identity
- Customized for each consumer to optimize the experience and deliver ongoing customization

Is The Market Ready?

"Consumers, in varying stages, are exploring digital wallets. Moving all consumers to active use of digital wallets will be an evolutionary process of satisfying the demand for features and experiences in addition to transacting safe, flawless payments. Some consumers (Power Users) are further ahead than others; the key will be to help Light Users and Non-Users find their way."

"Merchants are busy getting ready for digital wallets. They are making technology and infrastructure investments in preparation for emerging digital payments opportunities and exploring features to improve the customer experience."

The Future of Point-Of-Sale

1 Consumer-Driven → **2** Customized → **3** Self-Service



Whatcha in the mood for?
Katz's Delicatessen
Deli, Sandwiches
Avg. Wait: 25 Min.
2.5 mi.
Friends Inside!
Burger & Lobster
Seafood, Burgers
Avg. Wait: 15 Min.
2.6 mi.
Upstate
Seafood, Wine Bars, Beer Bar
Avg. Wait: 10 Min.
2.8 mi.
Amélie
French, Wine Bars
Avg. Wait: 35 Min.
2.9 mi.
Friends Inside!
Joe's Shanghai
Shanghainese, Desserts, Seafood
Avg. Wait: 5 Min.
3.1 mi.
Jane
Breakfast, Brunch, American (New)
Avg. Wait: 10 Min.
3.1 mi.



BACK
Katz's Delicatessen
Deli, Sandwich
Open Now
11AM - 9PM (Today)
Alexis Johnson and Dakota Franklin are here!
Emily Frasier thinks there is an 80% chance you will love this place. Her favorite is the Pastrami Omlette.
katzsdelicatessen.com
205 E Houston St
New York, NY 10002
Get Directions
New York's oldest delicatessen. Famous for our legendary pastrami, matzoh ball soup, and classic NYC atmosphere.
Search Menu...
Ready to order? Select how you want your food delivered and let's get started!



Whatcha want on it?
Katz's Pastrami Hot Sandwich
Smoked to juicy perfection and hand carved to your specifications. Ask for mayo at your own peril.
Bread
Rye Bread
White Bread
Wheat Bread
Club Bread
Condiments
Mustard
Mayo
Russian
Dijon Mustard
Extras
Lettuce ($.60)
Tomato ($.60)
American Cheese ($1)
Lean Meat ($2)
Coleslaw ($1)
Extra Pickle ($1)
Special Instructions...
Quantity: 1
Total: $21.45
ADD TO ORDER



BACK
PAYMENT
Subtotal: $57.85
Tax: $4.19
Tip: $9.31
(15% default)
Booking Fee: $4.00
Discounts / Offers -$5.00
Total: $70.35
Apply TymeCash? YES NO
Payment: Visa ****-****-****-6574
You will earn 7 TymeCash upon checkout!
SUBMIT ORDER

Merchants Can Focus On Providing An Experience


●●●●● AT&T
9:41 AM
100%
tyme
MERCHANT MANAGEMENT SYSTEM
Enable Commerce & Loyalty for your Business
Email
Password
Sign In
Forgot your password?

- Increasing speed of service
- Building better and more loyal relationships with customers


●●●●● AT&T
9:41 AM
100%
Takeout Orders
In-Store Orders
Actions
Search Delivery/Pickup Order
Search In Store Order
Ring Up Quick Sale
Refund Customer
Send a Message
Run Promo
John Smith
Order #32
Order Delivery in: 8 min
Carrot Cake x 1
Tiramisu x 1
Iced Latte x 2
Benjamin Hanson
Order #33
Order Delivery in: 12 min
Chicken Cutlet x 1
Fish and Chips x 1
Corn Soup x 1
Jenny Olsen
Order #34
Order Delivery in: 20 min
Nachos x 1
Truffle Fries x 1
Vanilla Milkshake x 2
FULFILLED ORDERS
John Manson
Order #31
Fulfilled
Ice Mocha x 1
Americano x 1
Latte x 1
Jeanette Leow
Order #30
Fulfilled
Classic Cheese Burger x 1
Tiramisu x 1
Chocolate Milkshake x 2
Micheal Rhodes
Order #76
Order Came in: 10 min ago
Classic Burger x 1
Blue Cheese Burger x 1
Iced Mocha x 2
Bernice Douglas
Order #77
Order Came in: 8 min ago
Black Forest Cake (Slice) x 1
Cappucino x 1
Peggy Harvey
Order #78
Order Came in: 5 min ago
Fruit Cake x 1
Cheese Cake x 1
Tiramisu x 1
Iced Latte x 2
Iced Mocha x 1

Simple to Setup, Customized Menus Built Dynamically



●●●●● AT&T
9:41 AM
100%
Items
MENU ITEMS
CATEGORIES
MODIFIERS
REWARDS
DISCOUNTS

- Simple, intuitive setup for menus
- Aggregated loyalty platform
- Creating custom menus with AI



●●●●● AT&T
9:41 AM
100%
All Items
Search Items
Filter Dietary Requirements
MAINS
Honey Roasted Chicken
$ 22.90
Categories: Mains
Manhatten Fish and Chips
$ 14.90
Categories: Mains
Mix Grill Kebabs
$ 16.90
Categories: Mains
Crispy Chicken Cutlet
$ 14.90
Categories: Mains
PIZZAS
Classic Hawaiian
$ 19.90
Categories: Pizzas
Meat Lover
$ 19.90
Categories: Pizzas
Triple Cheese
$ 19.90
Categories: Pizzas
Spicy Chicken
$ 19.90
Categories: Pizzas

Meet Bruno, Your Dynamic Order Engine


●●●●● AT&T
9:41 AM
100%
Bruno: The Order Engine
Search Orders
Filter Order Type
Order #137
Order in: 12:37
DOORDASH
Delivery
Carrot Cake x 1
Tiramisu x 1
Iced Latte x 2
John Smith
Contact : 415 555 2671
Order #139
Order in: 12:50
Store Pickup
Chicken Cutlet x 1
- ADD Cheddaer Cheese
Fish & Chips x 1
Corn Soup x 2
Benjamin Hanson
Contact : 415 543 2982
Order #141
Order in: 12:55
Dine In-Store
Fruit Cake x 1
Cheese Cake x 1
Tiramisu x 1
Iced Latte x 1
Iced Latte x 1
- ADD Cream
Iced Mocha x 1
Penny Harvey
Table: 12
Order #138
Order in: 12:41
seamless
Delivery
Nachos x 1
Truffle Fries x 1
Vanilla Milkshake x 2
Jenny Olson
Contact : 415 531 5624
Order #140
Order in: 12:52
EAT24
Delivery
Black Forest Cake x 1
Cappucino x 1
Jeanette Leow
Contact : 415 432 5732

- Simplified kitchen view
- Aggregating all delivery services into the kitchen view
- Making kitchen operations more efficient and delivering a better customer experience

The Technology Ecosystem


API LAYER
Omni-commerce Layer
Commerce Platforms
• Consumer-initiated platform for ordering
• Dynamic, Interactive Customized Interface
Rewards/Loyalty Across Platform
Loyalty Data and Programs
• tyme organic programs (direct/white labeled)
• Third party programs
Table Order & Pay
Other Omni Offerings
Data Management and Analytics Layer
Consumer Profiles/Data
• Create/update/sync
• Predict/track shopping behavior
Merchant Profiles
• Structure/organize SKU data
• Create/update sales records
• Track/predict inventory
• Dynamic pricing
Vendor Profiles
• Track/update products and pricing
• Predict product supply and demand
• Suggest pricing
Loyalty Data
Deliveries Data
Reservations Data
Other Omnichannel Data
Consumers/ Mobile Phones
Merchants Interface
API LAYER

What's Next at tyme?


1
2
3

SKU-Level Data
and Analytics Across the Platform

Behavioral information aggregates
and builds customization benefiting consumers and merchants

(Behaviors + AI = delivering a customized experience)

Building a non-intrusive marketing platform
to create "sponsored" ad framework

What Is The Market Size?

The following are estimates of the TAM for revenue for omnichannel transactions driven.

	TAM Metrics	Estimated tyme Commission per Transaction	Total tyme TAM per Market Segment (Segment TAM)
Mobile Wallets	• 250M+ number transactions/year • $9.4B+ volume processed/year (N1)	1.25% - 3% of transaction $ value	$117.5M - $282M / year
Debit Cards	• 47B+ number transactions/year • $1.8T+ volume processed/year (N2)	1.25% - 3% of transaction $ value	$22.5B - $54B / year
Credit Cards	• 23B+ number transactions/year • $2.2T+ volume processed/year (N3)	1.25% - 3% of transaction $ value	$27.5B – $66B / year

Total Sales Commissions TAM: $50B+ / year

N1, N2 and N3: Estimates for 2012 from Federal Reserve Payments Study released July 2014; current and future figures likely higher

Business Model

INITIAL

Transaction Based, Location

SMB:

Until Q1 2019	3.75%
Q2 2019+	3.75%

Enterprise:

Until Q1 2019	4.25%
Q2 2019+	5.75%

Loyalty: 1.50%

FUTURE ADD (1)

Data Licensing, Analytics

SMB:
Included

Enterprise:
$10/month/location (Q2 2019+)

Payment Processors/Vendors:
$1-5/consumer profile (Q2 2019+)

FUTURE ADD (2)

Logical Bolt-Ons

Non-Intrusive marketing:
For Brands, Products, Experiences

tyme cash loyalty bidding:
Sets locations apart from others

Pay-at-table offerings:
Order, split payments, and checkout

Building Traction


UBER
EATS


POSTMATES


Pay Cash
$0


Amount due:
$33.29

Partnering with delivery services for order aggregation and elimination of ‘tablet farms’ at restaurants

Partnering with mobile wallet platforms and establish strategic relationships with payment processors to our technology to displace outdated technology

Business and Product Roadmap

AUGUST - SEPTEMBER

- Launch commerce beta product
- Sign up first 40 SMB merchants in the Bay Area
- Work on scalable processes for ingesting SKU-level data from merchants
- Negotiate first deals for larger batches of merchants and data with ecosystem partners

OCTOBER - DECEMBER

- Launch mobile app for consumers, work with merchants to drive consumer adoption
- Acquire next 125 merchants in the Bay Area
- Enter New York, acquire first 40 SMB merchants in NY

JANUARY - APRIL

- Add 200+ SMB merchants / month
- Add 30+ Enterprise locations / month
- Enter Los Angeles, Houston, Chicago, Boston, Dallas, Las Vegas, Philadelphia, San Antonio, and other US metropolitan and rural areas
- Negotiate next set of deals with ecosystem partners for larger batches of merchants/data
- Deploy Data as a Service (DAAS) platform

2018 / 2019

Unify Fragmented Commerce Ecosystem


tyme
Delivery Companies
Aggregated
Customized
Experience
In-Store POS
DOORDASH
goPuff
POSTMATES
EAT24
seamless
caviar
UBER EATS
toast
eposnow
lightspeed
SHOPKEEP
etouchmenu
THE FUTURE OF HOSPITALITY
touch bistro

Competitive Advantages

1 First mover

Revolutionizing the old POS experience

Patents Pending

2 Low investment

Light Tech Infrastructure

Reduction in Labor Costs

3 Frictionless

Creating a better experience and eliminating disparate systems

4 Wallet free

Your phone becomes your transaction vehicle

41% of consumers are likely to try digital wallets in the next year

5 All-in-one loyalty

Earn points for all your purchases, creating your own custom digital punch card

The Team



BOBBY
MARHAMAT
CEO



MARIUS
DOMOKOS
CLO

Joint accomplishments at Revel Systems (2014 – 2017) for Bobby and Marius:

- Worked with founders to scale Revel from ~50 people to 700+ people while growing gross revenue by 5X+ and recurring revenue by 10X+
- Jointly drove and closed complex deals with companies like Shell and IBM, drove mobile POS technology and omnichannel products into both SMBs and enterprises, and managed Revel's entry into data monetization
- Jointly managed and expanded strategic business relationships with Google, Apple, Intuit, payment processors, loyalty companies, business Intelligence companies, ERP companies, CPGs, and with other entities in payments, commerce and data

Key People Have Been Identified as a Part of the Core Team:

- Product Director
- Sales Leader
- Customer Growth / Success Leader
- Chief of Staff
- Sales Operations / Systems Leader
- 10+ Salespeople, Sales Managers
- Engineers / QA Engineers

So, Why Now?



“37% of restaurant operators

consider the customer ordering process to be the most important area of development in the next 5 years.”



Disparate systems slowing down

the consumer and merchant order delivery



Over 30+ years of industry knowledge

ready to disrupt and improve commerce and the customer experience

Summary

The Right Team

- 30+ years combined experience creating and scaling hyper-growth businesses
- Complementary skills cover Sales, BD and Strategic Relationships, Operations, Customer Success, Supply Chain Management, Legal Affairs and Corporate Development

The Right Experience

- Proven ability to drive omnichannel technology across multiple verticals (QSR, Retail, Gasoline) for both SMBs and Enterprise (Shell, Cinnabon, IBM, Apple)
- Relationships with 300+ Enterprises, most payment processors, and leading ecosystem players

The Right Solution

- A disruptive technology that will transform how people transact
- Consolidate SKU-level data across all Commerce segments and verticals
- Become the pre-eminent data player in Commerce

The Right Results

- High growth business model with low COGS and OPEX burden
- Business model ultimately focused on SKU-level data analytics across all Commerce verticals and merchant segments, with high operating margins
- Company turns profitable by the End of 2019

The Tyme is Now!

Appendix

The Consumer

"What features would incentivize you to use digital wallets over other payment methods, if anything?"



Power Users
Light Users
Non-Users
Order ahead and pay
57%
54%
25%
Self-service pay at the table
54%
49%
29%
The ability to use coupons and redeem rewards directly from the digital wallet
50%
50%
32%
More and better security features than physical payment cards
49%
53%
37%
Multiple payment options
48%
54%
28%
VIP experiences
46%
43%
16%
Streamlined order, checkout, & purchase processes
45%
44%
22%
Personalized notifications
40%
34%
17%

Base: 1,209 self-reported non-users of digital wallets, 183 monthly or infrequent digital wallet users, and 108 weekly or daily digital wallet users
Source: A commissioned study conducted by Forrester Consulting on behalf of JPMorgan Chase, June 2017

The Merchant

"When thinking about updating your POS or eCommerce system to offer the latest digital wallet solutions, what are the biggest barriers to doing so?
(select all that apply)"


Small business (N = 500)
Large business (N = 300)
The upgrades would be costly
33%
48%
Too many operational concerns/other priorities
22%
40%
Integration to my current system would be difficult
27%
36%
My customers aren't asking for it
42%
30%
Too complex
12%
16%
I don't see the value
12%
11%
I don't know what I would need to do to upgrade to the latest digital wallet solutions
24%
9%
Base: 800 US professionals responsible for their organization's payments strategy
Source: A commissioned study conducted by Forrester Consulting on behalf of JPMorgan Chase, June 2017

Merchants Are Ready

- "Merchants are busy getting ready for digital wallets. They are making technology and infrastructure investments in preparation for emerging digital payments opportunities and exploring features to improve the customer experience."
- "More than half of merchants say they are likely to update their POS or eCommerce systems to offer the latest digital wallet solutions in the next 12 months."



Which benefits or features listed below do you find most appealing for yourself and your business when thinking about accepting digital wallets? (Select all that apply)
Small business (N = 500)
Large business (N = 300)
I can be more efficient with faster checkout
56%
55%
I am meeting my customers' demands for a better shopping experience
44%
53%
More security features
40%
50%
I can manage things like loyalty programs, coupons, and other offers in one place
35%
38%
It gives me an opportunity to market to my customers beyond the payment itself
34%
40%
I can get more data to better serve my customers
30%
36%
I can offer my mobile wallet customers special VIP experiences
17%
31%
Base: 800 US professionals responsible for their organization's payments strategy
Source: A commissioned study conducted by Forrester Consulting on behalf of JPMorgan Chase, June 2017

Source: A Forrester Consulting Thought Leadership Study Commissioned By JPMorgan Chase, “The Next Phase of Digital Wallet Adaption”

IP & Patent Strategy

Developing A Strong Patent Portfolio

- Organic filings covering merchant sales generation, consumer mobile and online ordering, merchant inventory management, vendor supply optimization and data monetization.
- Identify/acquire cheap patents/applications with early priority dates focused on SKU-level data collection, analytics and monetization

Patent Portfolio Filing Plan

- US patent application (SN 15/879,445) titled "*Omnichannel Commerce Platform with Integrated Mobile Shopping Platform, Online Shopping Platform, Commerce Data and Blockchain Layer*" filed on January 25, 2018.
- Application includes 108 pages, 8 drawings and 20 claims.
- Optimized to be filed again multiple times with different sets of claims
- Modular approach to patenting, easy to add additional inventions and file again


Filed on January 25, 2018
Umbrella Master Application
US Provisional App. No. 15/879,445
Planned CIP
Omnichannel Commerce Platform with Data-Driven On-Demand Mobile and Online Ordering
Planned CIP
Consumer Mobile App with On-Demand Merchant-Customized Ordering Interface
Planned CIP
Merchant Order Management System Using Real-Time Data and API-based Consumer Interface
Planned CIP
SKU-Level Data Management Platform for Omnichannel Commerce
To be Filed (2+ applications)
Loyalty Programs using Real-Time Commerce Data
To be Filed (5+ applications)
KPIs and Data Normalization for Merchant Cloud-based Inventory Management
To be Filed (10+ applications)
Data As A Service (DAAS) Platform
To be Filed (2+ applications)
Order Delivery and Order Pick-Up Optimization using Real-Time Commerce Data
To be Filed (5+ applications)
Merchant Back-End Management Optimization , KPIs and Data Normalization Using Real-Time Commerce Data
To be Filed (5+ applications)
Vendor Supply Chain Optimization based on Real-Time Omnichannel Data

Well, Where is Your Backup?

- Cunningham, Ellen. “A Brief History of the Modern POS System [Infographic].
- MacDonald, Jay, and Taylor Tompkins. “The history of credit cards.” *Creditcards.com*, 11 July 2017, www.creditcards.com/credit-card-news/history-of-credit-cards.php.
- Popomaronis, Tom. “Survival In Today's Retail Environment Means Merging Physical And Digital.” *forbes.com*, 30 June 2017, www.forbes.com/sites/tompopomaronis/2017/06/30/survival-in-todays-retail-environment-means-merging-physical-and-digital/#65cf339216e9.
- PYMNTS. “Customer Loyalty Programs Reach 3.8 Billion in U.S.” *Pymnts.com*, 30 June 2017, www.pymnts.com/news/retail/2017/customer-loyalty-programs-reach-3-8-billion-in-u-s/.
- Deloitte. “Deloitte: 70% of Consumers Want Restaurant Apps to Engage with Them on a Personal Level.” *Hospitalitytech.com*, 12 Oct. 2016, hospitalitytech.com/deloitte-70-consumers-want-restaurant-apps-engage-them-personal-level.
- Rogers, Charlotte. "Consumers will spend more on simple brand experiences." Marketingweek.com. February 3, 2017. https://www.marketingweek.com/2017/02/03/consumers-spend-more-simple-brand-experiences/.
- Hyken, Shep. “The Phone Is The New Millennial Wallet.” *Forbes.com*, 5 Nov. 2017, www.forbes.com/sites/shephyken/2017/11/05/the-phone-is-the-new-millennial-wallet/#1c45d7082530.

Extended Source List Available Upon Request